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                            ORBCOMM Inc. Letterhead
                         2115 Linwood Avenue, Suite 100
                          Fort Lee, New Jersey  07024
                                 (201) 363-4900


                                                                October 31, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

     Re:  ORBCOMM Inc.
          Registration Statement on Form 8-A
          (File No. 1-33118)
          ------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), ORBCOMM Inc., a Delaware corporation (the "Company"), hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form 8-A filed pursuant to
Section 12(b) of the Exchange Act (File No. 1-33118) with respect to shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock") so that such Registration Statement shall become effective at 11:00 a.m. Eastern time on November 2, 2006 or as soon thereafter as practicable, concurrently with the effectiveness of the Company's Registration Statement on Form S-1 (Registration No. 333-134088).

     The Company has been informed by The Nasdaq Stock Market LLC ("Nasdaq") that Nasdaq has certified or will certify shortly to the Securities and Exchange Commission that the Common Stock has been approved by Nasdaq for listing. This request for acceleration of the Registration Statement is being made to facilitate the offering of the Common Stock, and the Company believes that acceleration would be appropriate in the public interest and for the protection of investors.


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                                        Very truly yours,

                                        ORBCOMM Inc.


                                        By: /s/ Christian G. Le Brun
                                            ----------------------------
                                        Name:  Christian G. Le Brun
                                        Title: Senior Vice President and
                                               General Counsel
VIA EDGAR AND FACSIMILE
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cc: Peggy Fisher
    Eduardo Aleman
    Andrew Mew
    Robert Littlepage



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